

May 23, 2024

Ophir Sternberg
Chief Executive Officer
Lionheart Holdings
4218 NE 2nd Avenue
Miami, FL 33137

      Re: Lionheart Holdings
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted May 10, 2024
          CIK No. 0002015955

Dear Ophir Sternberg:

      We have reviewed your amended draft registration statement and have the following comment.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 10, 2024

Risks Relating to Our Securities
The non-managing sponsor investors have expressed an interest to purchase substantially all of the units in this offering . . . , page 74

1.   We note your disclosure that the non-managing sponsor investors are interested in purchasing "substantially all of the units in this offering," but that none has expressed an interest in purchasing more than 9.9% of the units sold. Please state the number of non-managing sponsor investors who have expressed an interest in purchasing units in the offering and address whether the limited number of public shareholders would impact the company's listing eligibility.

      Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you have questions regarding the financial statements and related matters. Please contact Ronald

(Ron) E. Alper at 202-551-3329 or Isabel Rivera at 202-551-3518 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stuart Neuhauser